UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2002

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Notification of directors’ interests: 3 December
Notification of directors’ interests: 10 December
Notification of directors’ interests: 16 December
Notification of directors’ interests: 23 December
SHARE REPURCHASE 3rd December
SHARE REPURCHASE 4th December
SHARE REPURCHASE 6th December
SHARE REPURCHASE 9th December
SHARE REPURCHASE 11th December
SHARE REPURCHASE 12th December
SHARE REPURCHASE 13th December
SHARE REPURCHASE 17th December
SHARE REPURCHASE 18th December
SHARE REPURCHASE 19th December
PRE-CLOSE BRIEFING December 3rd
APPENDIX A
APPENDIX B

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: January 6, 2003	By:	/s/ Simon Pordage

Simon Pordage Assistant Secretary

BARCLAYS BANK PLC (Registrant)

Date: January 6, 2003	By:	/s/ Simon Pordage

Simon Pordage Assistant Secretary

3 December 2002

     Notification of directors’ interests: Companies Act 1985 s.329

1.	The trustees of the Barclays Qualifying Employee Share Ownership Trust (the “Quest”) notified the Company on 3 December 2002 that they subscribed for a total of 189,229 Barclays PLC ordinary shares on 3 December 2002 at a price of 420.5p per share. Following this transaction, the trustees of the Quest held a total of 189,229 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich PLC Sharesave Scheme (the “Schemes”).)

The trustees of the Quest also notified the Company on 3 December 2002 that they had transferred 189,229 Barclays PLC ordinary shares on 3 December 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

2.	The independent trustee of the Barclays Group (ESAS) Trust (the “trust”) notified the Company on 3 December 2002 that it had on 29 November 2002 purchased a total of 374,458 ordinary shares in Barclays PLC at a price of 463.85p per share and on 2 December 2002 had purchased a total of 325,110 ordinary shares in Barclays PLC at a price of 473.37p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

3.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 3 December 2002 that it had on 29 November 2002 purchased a total of 51,906 ordinary shares in Barclays PLC at a price of 438.53p per share. None of these shares were released to directors of Barclays PLC.

4.	The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the “PSP & ESOS Supplementary trust”) notified the Company on 3 December 2002 that it had on 29 November 2002 exercised its discretion and purchased 1,442 ordinary shares in Barclays PLC at a price of 463.85p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 71,147,802 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

10 December 2002

     Notification of directors’ interests: Companies Act 1985 s.329

1.	The trustees of the Barclays Qualifying Employee Share Ownership Trust (the “Quest”) notified the Company on 10 December 2002 that they subscribed for a total of 208,823 Barclays PLC ordinary shares on 10 December 2002 at a price of 405p per share. Following this transaction, the trustees of the Quest held a total of 208,823 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich PLC Sharesave Scheme (the “Schemes”).)

The trustees of the Quest also notified the Company on 10 December 2002 that they had transferred 208,823 Barclays PLC ordinary shares on 10 December 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

2.	The trustee of the Barclays Group Share Incentive Plan (“the SIP”) informed the Company on 9 December 2002 that on 9 December 2002 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 402p per share:

Director	Number of Shares
Mr C J Lendrum	32
Mr J S Varley	32

The revised total shareholding for each director following these transactions, is as follows:

Director	Beneficial Holding	Non Beneficial Holding
Mr C J Lendrum	202,860	—
Mr J S Varley	247,448	—

3.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 10 December 2002 that it had on 4 December 2002 purchased a total of 13,700 ordinary shares in Barclays PLC at a price of 414.75p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

4.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (the “Trust”) notified the Company on 10 December 2002 that it purchased a total of 209,593 ordinary shares on 4 December 2002 at a price of 414.75p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

In addition to the interests shown above, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 71,371,095 ordinary shares in Barclays PLC. Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, together with other directors and senior executives, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

16 December 2002

     Notification of directors’ interests: Companies Act 1985 s.329

1.	The trustees of the Barclays Qualifying Employee Share Ownership Trust (the “Quest”) notified the Company on 16 December 2002 that they subscribed for a total of 259,199 Barclays PLC ordinary shares on 16 December 2002 at a price of 383.5p per share. Following this transaction, the trustees of the Quest held a total of 259,199 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich PLC Sharesave Scheme (the “Schemes”).)

The trustees of the Quest also notified the Company on 16 December 2002 that they had transferred 259,199 Barclays PLC ordinary shares on 16 December 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

2.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 16 December 2002 that it had on 11 December 2002 exercised its discretion and released 5,044 ordinary shares in Barclays PLC to a participant in the Executive Share Award Scheme (“ESAS”). The participant to whom shares were released is not a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 71,366,051 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

23 December 2002

Notification of directors’ interests: Companies Act 1985 s.329

1.	The trustees of the Barclays Qualifying Employee Share Ownership Trust (the “Quest”) notified the Company on 20 December 2002 that they subscribed for a total of 105,380 Barclays PLC ordinary shares on 20 December 2002 at a price of 372.5p per share. Following this transaction, the trustees of the Quest held a total of 105,380 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich PLC Sharesave Scheme (the “Schemes”).)

The trustees of the Quest also notified the Company on 20 December 2002 that they had transferred 105,380 Barclays PLC ordinary shares on 20 December 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

2.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 23 December 2002 that it had on 18 December 2002 exercised its discretion and released 670,012 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). The participants to whom shares were released are not directors of Barclays PLC.

3.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 23 December 2002 that it had on 18 December 2002 exercised its discretion and released 32,835 ordinary shares in Barclays PLC at prices ranging from 382.69p to 387.34p per share. None of these shares were released to directors of Barclays PLC.

4.	The independent trustee of the Barclays Group (PSP & ESOS) Trust (the “trust”) notified the Company on 23 December 2002 that it had on 20 December 2002 exercised its discretion and released 6,403 ordinary shares in Barclays PLC to a participant who exercised their award under the Barclays Group Performance Share Plan (“PSP”). The participant to whom shares were released is not a director of Barclays PLC.

5.	The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the “PSP & ESOS Supplementary trust”) notified the Company on 23 December 2002 that it had on 20 December 2002 exercised its discretion and released 756 ordinary shares in Barclays PLC. None of these shares were released to directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 70,656,045 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 3rd December 2002 it purchased for cancellation 2,250,000 of its Ordinary shares at a price of 428.15 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 4th December 2002 it purchased for cancellation 1,800,000 of its Ordinary shares at a price of 418.5 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 6th December 2002 it purchased for cancellation 3,600,000 of its Ordinary shares at a price of 410.1648 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 9th December 2002 it purchased for cancellation 2,100,000 of its Ordinary shares at a price of 396.2733 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 11th December 2002 it purchased for cancellation 1,000,000 of its Ordinary shares at a price of 388 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 12th December 2002 it purchased for cancellation 825,000 of its Ordinary shares at a price of 378.0937 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 13th December 2002 it purchased for cancellation 4,350,000 of its Ordinary shares at a price of 375.1685 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 17th December 2002 it purchased for cancellation 2,700,000 of its Ordinary shares at a price of 388.5809 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 18th December 2002 it purchased for cancellation 2,000,000 of its Ordinary shares at a price of 379.6235 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 19th December 2002 it purchased for cancellation 2,500,000 of its Ordinary shares at a price of 375.3973 pence per share.

December 3rd, 2002

BARCLAYS PLC
PRE-CLOSE BRIEFING

Barclays PLC (“Barclays”) will be meeting analysts ahead of its close period for the year ending 31st December 2002.

Key trends set out below, unless stated otherwise, relate to the nine months to 30th September 2002, and are compared to the corresponding nine months of 2001. Barclays has, consistent with the Association of British Insurers’ guidelines, adopted an unsmoothed basis for the recognition of income from the closed life assurance funds. The 2001 and 2002 half-year results, restated to reflect this change, are presented in Appendix A, and form the basis of comparative statements in this announcement. Balance sheet comparisons, unless stated otherwise, relate to the corresponding position at 31st December 2001.

Matthew W Barrett, Group Chief Executive, commented:

“Although the trading environment remains difficult, our performance in the first nine months remained resilient.

Within the financial services industry, the environment has been particularly tough for investment banking, investment management and wealth management businesses. However, we believe that, relative to other major global players, Barclays Capital, Barclays Global Investors and Barclays Private Clients have delivered well.

Barclaycard and Business Banking have continued to perform strongly.

Although mitigated by aggressive cost management, revenue remained flat in Personal Financial Services. This reflected the short term impact of new business acquisition in mortgages, our selective stance on credit risk, and some self induced margin pressure for which we are being well rewarded by growth in Openplan.

The overall transformation programme has continued at pace and, additionally, synergies from the Woolwich, Legal & General and Providian UK transactions remain on track.

For the full year, profit before tax is currently expected to be within existing market forecasts, although at the lower end of the range.”

Overall Performance

Operating profit in the nine months to 30th September 2002 was lower than the corresponding period in 2001. As in the first half of 2002, operating profit was adversely affected by the impact of stock markets on income from the closed life assurance funds and by provisions.

Operating income was modestly higher than in the corresponding period in 2001 reflecting the continued strength of net interest income and fees and commissions, partly offset by tougher conditions for market related activities.

Operating expenses were managed tightly to mitigate the impact of the weaker economic environment, such that the rate of cost growth for the nine months to 30th September 2002 was lower than in the first half of 2002.

Provisions during the period were broadly consistent with risk tendency reported at 30th June 2002 for all ongoing businesses except Barclays Capital. Barclays Capital net revenue

(income minus provisions), a key metric for investment banking performance, was flat in the nine months to 30th September 2002 relative to the corresponding period in 2001.

Group balance sheet, at 30th September 2002, included total loans and advances (excluding trading balances) of £174 billion, up 10%. Customer liabilities (excluding trading balances) were £199 billion, up 7%. Weighted risk assets were £168 billion, up 6%, and external assets were £398 billion, up 12%.

Income

Operating income was modestly higher than in the corresponding period in 2001. Net interest income and fees and commissions continued to grow, but the rate of overall income growth moderated in the third quarter due to weaker dealing profits, and the impact of the stock market on income from the closed life assurance funds.

Net interest income maintained steady growth, slowing only marginally in the third quarter.

In Personal Financial Services, net interest income was lower than in the corresponding period in 2001. Mortgage business continued to be strong, with a 10.6% market share of net new lending in the first nine months. New business volumes in mortgages continued to create a short-term adverse impact on profits due to the upfront expensing of discounts and incentives, coupled with additional mortgage origination and service costs. Consumer lending maintained solid growth, although at a rate below the market, reflecting continued focus on improving the quality of the portfolio. Average customer liabilities achieved good growth consequent on the success of savings activities, particularly in Openplan.

Barclays Private Clients net interest income was broadly steady over the period. Increased loan volumes, primarily in Openplan mortgages, compensated for the impact of lower interest rates. Compared to the corresponding period in 2001, net interest income at Barclaycard benefited from improved margins, increased average extended credit balances and the acquisition of Providian UK (in April 2002).

Business Banking experienced good growth in net interest income over the period, reflecting its targeted approach to lending. Barclays Capital saw strong growth in net interest income, driven by a good performance in its money markets activities.

Net interest margins experienced some compression in Personal Financial Services, the effects of which were largely compensated by volume gains in both savings and loans. Barclaycard margins rose as a consequence of active management of the portfolio and lower funding rates. Business Banking lending margins were somewhat lower than in the corresponding period.

Net fees and commissions demonstrated good growth, although at a rate lower than in the first half of 2002.

Personal Financial Services achieved solid growth in fees and commissions over the period. This included the benefit of fee based current accounts. In Barclays Private Clients, strong growth was attributable to the success of Openplan and the Legal & General alliance.

Income continued

In Barclaycard, the impact of revised account management fees and higher merchant transaction volumes, coupled with the acquisition of the credit card operations of Providian UK, fuelled good fees and commissions growth.

Business Banking achieved steady growth in fees and commissions, ahead of the rate of growth in the first half of 2002.

Barclays Capital fees and commissions achieved strong growth in the period.

Although the rate of growth moderated relative to the first half of 2002, fees and commissions in Barclays Global Investors were higher than in the equivalent period in 2001. This reflected the continued expansion in the advanced active business as a percentage of total assets under management and the growth of Exchange Traded Funds activities. Assets under management at 30th September 2002 were £440 billion (31st December 2001: £530 billion), reflecting £42 billion of net new assets offset by £107 billion attributable to adverse market movements and £25 billion to foreign exchange rates.

Dealing profits in the nine month period were affected by the more difficult market conditions in the third quarter, and were significantly lower than in the corresponding period in 2001.

Other operating income fell significantly, affected by the fall in the equity markets which impacted income from the closed life assurance funds. The FTSE 100 share index was 3722 at 30th September, 29% below its level at end 2001.

Costs

Costs were tightly managed in response to the tougher environment for income generation. The rate of growth in the nine months to 30th September 2002 was lower than that of the first half of 2002.

Business as usual cost growth was largely attributable to the costs associated with the regulated sales force (previously offset against income from the closed life assurance funds), the acquisition of Providian UK and the full year impact of headcount investment in Barclays Capital during 2001. Both revenue related and strategic investment spend, the cost categories with greatest flexibility, were lower during the period.

Costs in Personal Financial Services were flat. Barclays Private Clients costs, adjusted for the inclusion of the costs of the regulated sales force, were flat.

The growth in costs at Barclaycard was largely attributable to the acquisition of Providian UK and increased marketing spend directed at customer recruitment.

Business Banking costs fell during the period. Barclays Capital costs were flat, demonstrating cost flexibility in tougher market conditions. Barclays Global Investors costs were flat.

Barclays remains ahead of plan to achieve the targeted cost savings of £1.15 billion for the four year period ending 2003.

Provisions for bad and doubtful debts

Provisions during the period were broadly consistent with risk tendency reported at 30th June 2002 for all ongoing businesses except Barclays Capital.

Barclays Capital net revenue (income minus provisions) was flat relative to the corresponding period in 2001, demonstrating that the growth in provisions was compensated by good income performance. Barclays Capital provisioning reflected the continued turbulence in certain areas of the large corporate environment.

Additional modest provisions in respect of the non core South American Corporate Banking portfolio were taken during the third quarter.

Other information

The Restructuring charge for 2002 is expected to be in line with 2001.

The Woolwich integration programme expects the targeted pre tax synergies of £190m for 2002 to be achieved.

The tax charge for the full year is expected to be in line with the standard rate of Corporation Tax.

The Caribbean transaction between Barclays and Canadian Imperial Bank of Commerce, to form FirstCaribbean International Bank, was completed on 11th October 2002. The details of the transaction are presented in Appendix B.

Results timetable:

2002 preliminary results announcement:	Thursday 13th February 2003
Dividend record date:	Friday 28th February 2003
Ex dividend date:	Wednesday 26th February 2003
2003 Annual General Meeting:	Thursday 24th April 2003
Dividend payment date:	Monday 28th April 2003
2003 interim results pre-close briefing:	Tuesday 3rd June 2003
2003 interim results announcement:	Thursday 7th August 2003

For further information please contact:

Investor Relations James Johnson/Cathy Turner +44 (0) 20 7699 4525/3638	Media Relations Chris Tucker/Leigh Bruce +44 (0) 20 7699 3161/2658

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances, including UK domestic and global economic business conditions, market related risks such as interest and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition a number of which are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals and expectations set forth in the forward-looking statements. A more detailed list of these factors is contained on page 89 of Barclays PLC Annual Report 2001 that is available on the Internet at www.investor.barclays.com/results/2001results/index.html.

APPENDICES

APPENDIX A

ACCOUNTING POLICY CHANGE

Treatment of income from the long-term assurance business: a change in accounting policy has been made by which the Group will adopt the recent guidelines of the Association of British Insurers on the calculation of income from the long term assurance business. This guidance encourages companies calculating income from the long term assurance business to use actual (ie unsmoothed) fund values, rather than smoothing the impact of changes in these values over time. This will result in a net reduction in shareholders’ funds of £37m as at 1st January 2002, comprising the cumulative impact of the prior year reductions in shareholders’ interests in the closed life assurance funds.

The change in accounting policy results in an increase in Other operating income of £6m for the half-year ended 30th June 2002 (half-year to 31st December 2001: increase of £4m; half-year to 30th June 2001: reduction of £49m). These changes are summarised in the following table:

	Half-year ended

	30.06.02	31.12.01	30.06.01

	£m	£m	£m
Income from the long term assurance business on a smoothed basis	(37)	78	94
Income from the long term assurance business on an unsmoothed basis	(31)	82	45

Increase/(decrease)	6	4	(49)

Pages 6 to 8 show the effect of the restatement of Other operating income, as described above, on the Group profit and loss account, earnings per share and economic profit for the last three half-year reporting periods.

At the business level, the impact of the change in accounting policy is within Barclays Private Clients. The restated divisional results of Barclays Private Clients for the last three half-year reporting periods are presented in Appendix B.

APPENDIX A continued

RESTATED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Half-year ended

	30.06.02	31.12.01	30.06.01
	restated	restated	restated

	£m	£m	£m
Interest receivable	6,037	6,518	6,940
Interest payable	(2,904)	(3,495)	(3,997)

Net interest income	3,133	3,023	2,943
Net fees and commissions receivable	1,996	1,972	1,786
Dealing profits	513	441	570
Other operating income	92	238	169

Total non-interest income	2,601	2,651	2,525

Operating income	5,734	5,674	5,468
Administration expenses — staff costs	(1,878)	(1,921)	(1,793)
Administration expenses — other	(1,099)	(1,215)	(1,088)
Depreciation and amortisation	(286)	(273)	(264)

Operating expenses	(3,263)	(3,409)	(3,145)

Operating profit before provisions	2,471	2,265	2,323
Provisions for bad and doubtful debts	(713)	(651)	(498)
Provisions for contingent liabilities and commitments	1	1	(2)

Operating profit	1,759	1,615	1,823
Loss from joint ventures and associated undertakings	(4)	(3)	(6)
Exceptional items	—	—	(4)

Profit on ordinary activities before tax	1,755	1,612	1,813
Tax on profit on ordinary activities	(509)	(425)	(518)

Profit on ordinary activities after tax	1,246	1,187	1,295
Minority and other interests (equity and non-equity)	(9)	(11)	(25)

Profit for the financial year attributable to the members of Barclays PLC	1,237	1,176	1,270
Dividends	(419)	(727)	(383)

Profit retained for the financial year	818	449	887

Earnings per ordinary share	18.6p	17.7p	19.1p
Dividend per ordinary share	6.35p	10.875p	5.75p

APPENDIX A continued

FURTHER ANALYSIS OF RESTATED PROFIT AND LOSS ACCOUNT

The results below, in contrast with the results on page 6 which are on a statutory basis, are based on operating profit before charging for costs directly associated with the integration of Woolwich plc, Woolwich fair value adjustments, goodwill amortisation and the restructuring charge.

	Half-year ended

	30.06.02	31.12.01	30.06.01
	restated	restated	restated

	£m	£m	£m
Interest receivable	6,067	6,545	6,968
Interest payable	(2,907)	(3,507)	(4,005)

Net interest income	3,160	3,038	2,963
Net fees and commissions receivable	1,996	1,972	1,786
Dealing profits	513	441	570
Other operating income	92	238	169

Total non-interest income	2,601	2,651	2,525

Operating income	5,761	5,689	5,488
Administration expenses — staff costs	(1,840)	(1,840)	(1,738)
Administration expenses — other	(1,051)	(1,119)	(1,062)
Depreciation and amortisation	(156)	(156)	(152)

Operating expenses	(3,047)	(3,115)	(2,952)

	2,714	2,574	2,536
Provisions for bad and doubtful debts	(713)	(651)	(498)
Provisions for contingent liabilities and commitments	1	1	(2)
Loss from joint ventures and associated undertakings	(4)	(3)	(6)

Operating profit	1,998	1,921	2,030
Restructuring charge	(55)	(108)	(63)
Woolwich integration costs	(32)	(70)	(19)
Woolwich fair value adjustments	(26)	(17)	(16)
Goodwill amortisation	(130)	(114)	(115)
Exceptional items	—	—	(4)

Profit on ordinary activities before tax	1,755	1,612	1,813

Earnings per ordinary share before restructuring charge, integration costs, Woolwich fair value adjustments, goodwill amortisation and exceptional items	21.7p	21.4p	21.9p

APPENDIX A continued

EARNINGS PER SHARE DATA

Earnings per ordinary share are based upon the results after deducting tax, profit attributable to minority interests and dividends on staff shares.

Half-year ended

	30.06.02	31.12.01	30.06.01

	restated	restated	restated

Earnings in year	£1,237m	£1,176m	£1,270m
Earnings in year before restructuring, integration costs, goodwill amortisation, fair value adjustments and exceptional items	£1,442m	£1,421m	£1,455m
Weighted average of ordinary shares in issue	6,656m	6,655m	6,647m

Calculation of adjusted earnings per share	Pence	Pence	Pence

Basic earnings per ordinary share	18.6	17.7	19.1
Restructuring charge	0.6	1.1	0.7
Integration costs	0.3	0.7	0.2
Goodwill amortisation	1.9	1.7	1.7
Woolwich fair value adjustments	0.3	0.2	0.2
Adjusted earnings per share	21.7	21.4	21.9

ECONOMIC PROFIT

Economic profit is the post-tax attributable profit generated by a business over and above the cost of capital.

	Half-year ended

	30.06.02	31.12.01	30.06.01
	restated	restated	restated

	£m	£m	£m
Profit after tax and minority interests (excluding goodwill amortisation)	1,374	1,287	1,383
Cost of average shareholders’ funds*	(720)	(746)	(697)

Economic profit	654	541	686

Post tax cost of equity	9.5%	10.5%	10.5%

*	The cost includes a charge for purchased goodwill. A post tax cost of equity of 8.5% has been used for Woolwich plc goodwill.

APPENDIX B

BARCLAYS PRIVATE CLIENTS — CARIBBEAN OPERATIONS

On 11th October 2002, Barclays and Canadian Imperial Bank of Commerce (“CIBC”) completed the combination of their retail, corporate and offshore banking operations in the Caribbean to create FirstCaribbean International Bank (“FirstCaribbean”). Barclays will account for its resulting interest in FirstCaribbean as an associated undertaking under UK GAAP from that date. The transaction is expected to result in an economic profit for Barclays in the region of £200m (US$315m) in the current year (to be recognised in the statement of total recognised gains and losses) consequent on the disposal of a share of its Caribbean operations. The acquisition of a share of CIBC West Indies Holding Limited has generated goodwill in Barclays, currently expected to be of the order of £130m (US$205m). The gain is not reportable in US GAAP Other comprehensive income in the current year.

The transaction has increased Barclays Tier 1 capital ratio and, going forward, is expected to have a positive impact on earnings before goodwill and the amortisation of fair value adjustments, primarily as a result of synergies.

In the nine months to 30th September 2002, the Caribbean operations contributed £32m to the operating profit of Barclays Private Clients.

The table below gives the contribution of Barclays Private Clients (adjusted for the accounting policy change to income from the long term assurance business described on page 5) after excluding the Caribbean operations for the last three half-year reporting periods.

	Half-year ended

	30.06.02	31.12.01	30.06.01

	£m	£m	£m
Net Interest Income	367	351	355
Fees and commissions	308	297	238
Income from long-term assurance business	(31)	82	45
Other operating income	10	1	15

Operating income	654	731	653
Operating costs	(442)	(434)	(396)
Provisions for bad and doubtful debts	(16)	(12)	(12)

Operating profit	196	285	245
Restructuring costs	(5)	(25)	(9)
Integration costs	(1)	(9)	—

Profit before tax and exceptional items	190	251	236